Filed Pursuant to Rule 433 Registration No: 333-132936-14

MLCX Livestock ELEMENTSSM Exchange-Traded Notes

Linked to

The MLCX Gold Index – Total Return

(MLCX Gold ELEMENTS)

MLCX Gold ELEMENTS are intended to provide investors with exposure to the gold commodity market. The performance of MLCX Gold ELEMENTS is linked to the MLCX Gold Index – Total Return (MLCX Gold Total Return Index).

ELEMENTSSM Linked to the MLCX Gold Index – Total Return

Index – Total Return (MLCX Total Return Index), and is published under the symbol MLCXGCTR on Bloomberg. As exchange-traded futures contracts have stated expirations, in order to maintain an exposure to a futures contract on gold, the Index Component is rolled into the next available contract month in advance of the month in which expiration of the current contract occurs. The rolling process takes place over 15-day period during each month prior to the relevant expiration month for the contract.

Histo+rical Performance

The following chart provides a comparison of the performance of the MLCX Gold Total Return Index and the U.S. Dollar Spot Price of Gold for the period starting January 31, 1998 and ending March 31, 2008. The comparison shows the relationship of the MLCX Gold Total Return Index, which is composed of the Index Component, and the spot price of gold, which is the price of the physical commodity at any given point of time. The MLCX Gold Total Return Index and the spot price of gold have been rebased to 100 as of January 31, 1998. The MLCX Gold Total Return Index was launched on June 26, 2006, and accordingly, there is only hypothetical historical data on the MLCX Gold Total Return Index prior to this date. This data on the MLCX Gold Total Return Index is not necessarily indicative of the future performance of the MLCX Gold Total Return Index or the future value of MLCX Gold ELEMENTS. There can be no assurance that the future performance of the MLCX Gold Total Return Index will result in investors of MLCX Gold ELEMENTS receiving a positive return on their investment.

Source: Bloomberg.

Ticker	GOE
Intraday Indicative	GOEIV
Value Ticker
Bloomberg MLCX	MLCXGCTR
Gold Index Ticker
Exchange	American Stock Exchange®
Investment Minimum	None
Annual Investor Fee	0.375%
CUSIP Number	22542D209
Maturity Date	April 10, 2023

Issuer: Credit Suisse (AA-/Aa1)*

Credit Suisse, a corporation established under the laws of, and licensed as a bank in, Switzerland, is a wholly-owned subsidiary of Credit Suisse Group. Credit Suisse's registered head office is in Zurich, and it has additional executive offices and principal branches located in London, New York, Hong Kong, Singapore and Tokyo. Credit Suisse provides companies, institutional clients and high-net-worth private clients worldwide, as well as retail clients in Switzerland, with advisory services, comprehensive solutions and innovative products. Credit Suisse is active in over 50 countries and employs approximately 45,000 people from over 100 different nations. Credit Suisse was founded in 1856.

Index: MLCX Gold Index – Total Return (MLCX Gold Total Return Index)

The MLCX Gold Total Return Index is designed to provide a benchmark for the performance of gold and for investment in commodities as an asset class. The MLCX Gold Total Return Index is designed to reflect the performance of a fully collateralized investment in a gold futures contract (Index Component). The MLCX Gold Total Return Index was launched on June 2006 as a member of the MLCX family of indices, the parent of is the MLCX

* The rating of Credit Suisse does not address, affect or enhance the performance of ELEMENTS other than the ability of Credit Suisse to meet its obligations. ELEMENTS are not principal protected. A credit rating is not a recommendation to buy, sell, or hold the ELEMENTS, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.

MLCX Gold ELEMENTSSM Exchange-Traded Notes

What Are Some of the Risks of MLCX Gold ELEMENTS?

An investment in MLCX Gold ELEMENTS involves risks. Some of these risks are summarized here, but you are urged to read the further and more detailed explanation of risks in “Risk Factors” in the Prospectus.

1. No Principal Protection – If the value of the MLCX Gold Total Return Index decreases, or does not increase by an amount greater than the aggregate investor fee applicable to your MLCX Gold ELEMENTS, you will receive less, and possibly significantly less, than your original investment.

2. Commodity Market and Index Risk –The return on MLCX Gold ELEMENTS is linked to the performance of the MLCX Gold Total Return Index which, in turn, is linked to the price of the Index Component. Commodity futures prices may change unpredictably and gold has historically traded in contango, affecting the value of the Index Component and, consequently, the value of your MLCX Gold ELEMENTS in unforeseeable ways. In the event of a market disruption, the index publisher may suspend or discontinue the calculation or publication of the MLCX Gold Total Return Index making it difficult to determine the market value of the MLCX Gold Total Return Index and of your MLCX Gold ELEMENTS which may, in turn, adversely affect the market price of your MLCX Gold ELEMENTS.

3. Concentrated Investment Risk – Because the Index Component is concentrated in one commodity, gold, your investment may carry risks similar to a concentrated investment in gold.

4. No Interest Payments – You will not receive any periodic interest payments on MLCX Gold ELEMENTS.

5. Issuer Risk – Since MLCX Gold ELEMENTS are senior unsecured debt securities of Credit Suisse, the amount due on MLCX Gold ELEMENTS is dependent on Credit Suisse’s ability to pay.

6. Restrictions on Repurchases by Credit Suisse – You must offer at least $2,500,000 stated principal amount of MLCX Gold ELEMENTS (250,000 securities) to Credit Suisse for your offer for repurchase to be considered.

7. Call Feature – Your MLCX Gold ELEMENTS may be repurchased on or after April 7, 2011, if the principal amount of the MLCX Gold ELEMENTS outstanding is $5,000,000 (500,000 securities) or less.

8. A Trading Market for MLCX Gold ELEMENTS May Not Develop – Although we intend to list the MLCX Gold ELEMENTS on the American Stock Exchange, a trading market may not develop. The issuer is not required to maintain any listing of MLCX Gold ELEMENTS on an exchange.

9  Uncertain Tax Treatment – Significant aspects of the tax treatment of MLCX Gold ELEMENTS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the tax consequences described in the Prospectus.

How do I get started?

Please speak with your broker or financial advisor to determine if MLCX Gold ELEMENTS are appropriate as part of an overall investment strategy that fits your goals, risk tolerance, investing style and time horizon. For more information about MLCX Gold ELEMENTS, visit www. ELEM ENTSetn.com.

Registration Statement and Prospectus

This document is a summary of the terms of the securities and factors you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read this summary together with the pricing supplement dated April 2, 2008, the prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the risks discussed herein and the “Risk Factors” section of the pricing supplement and the prospectus supplement, which set forth a number of risks related to the securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting the ELEMENTS website at www.ELEMENTSetn.com. You may want to retrieve a copy of the prospectus relating to this offering at www.ELEMENTSetn.com/pdfs/Prospectus-GOE.pdf. Alternatively, the Issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-877-ETN-ADVICE (386-2384). You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

                                                NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED OR INSURED • MAY LOSE VALUE

1-877-ETN-ADVICE (386-2384) • www.ELEMENTSetn.com

ELEMENTS and ELEMENTS (design) are service marks of MLPF&S Inc.

American Stock Exchange is a registered service mark of American Stock Exchange LLC.

© 2008 MLPF&S Inc.

Printed in the U.S.A. Member Securities Investor Protection Corporation (SIPC).	Code ELEMENTS-GOE